Filed Pursuant to Rule 433

Dated as of June 21, 2017

Registration Statement No. 333-202011

Term Sheet to Preliminary

Prospectus Supplement dated June 21, 2017

Pricing Term Sheet

Owens Corning

$600,000,000

4.300% Senior Notes due 2047

This pricing term sheet to the preliminary prospectus supplement dated June 21, 2017 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Owens Corning

Expected Ratings (Moody’s / S&P / Fitch):*	Ba1 / BBB / BBB-

Security:	4.300% Senior Notes due 2047

Principal Amount:	$600,000,000

Trade Date:	June 21, 2017

Settlement Date:	June 26, 2017 (T+3)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2018

Maturity Date:	July 15, 2047

Coupon:	4.300%

Public Offering Price:	99.064% of the principal amount

Benchmark Treasury:	3.000% due February 15, 2047

Benchmark Treasury Price / Yield:	105-14 / 2.731%

Spread to Benchmark Treasury:	+162.5 basis points

Yield to Maturity:	4.356%

Optional Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2047 (six months prior to their maturity), greater of par and a make whole at Treasury plus 25 basis points, plus accrued and unpaid interest to, but not including, the date of redemption.

Par Call:	On or after January 15, 2047 (six months prior to their maturity), par plus accrued and unpaid interest to, but not including, the date of redemption.

CUSIP / ISIN:	690742AG6 / US690742AG60

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
HSBC Securities (USA) Inc.
SunTrust Robinson Humphrey, Inc.

Conflicts of Interest:	$250.0 million of the net proceeds from this offering will be used to fund a portion of the purchase price of the acquisition of Pittsburgh Corning Corporation and Pittsburgh Corning Europe NV. The remaining net proceeds from this offering will be used to repurchase all of our outstanding 2019 Notes and a portion of our outstanding 2036 Notes, as well as for general corporate purposes (which may include the repayment of debt). If for any reason the closing of the acquisition of Pittsburgh Corning Corporation and Pittsburgh Corning Europe NV is significantly delayed or does not otherwise occur, we may use the portion of the net proceeds from this offering for general corporate purposes. Certain affiliates of the underwriters hold some of our 2019 Notes and 2036 Notes, participate in our Receivables Securitization Facility, and are lenders under our Amended and Restated Credit Agreement, our Incremental Term Loan which we obtained pursuant to our Senior Credit Facility and our June 8, 2017 Term Loan Agreement. In the event that any of the underwriters, together with their respective affiliates, receives at least 5% of the net proceeds of this offering, such underwriters will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. However, in accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the notes are investment grade-rated by one or more nationally recognized statistical rating agencies.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free 1-800-645-3751.